FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Item 1.	REPORTING ISSUER

Cardiome Pharma Corp.
3650 Wesbrook Mall
Vancouver, BC V6S 2L2

Item 2.	DATE OF MATERIAL CHANGE

October 29, 2003

Item 3.	PRESS RELEASE

October 29, 2003 - Vancouver, British Columbia

Item 4.	SUMMARY OF MATERIAL CHANGE

Cardiome announced its financial results for the third quarter ended August 31, 2003.

Item 5.	FULL DESCRIPTION OF MATERIAL CHANGE

For the quarter ended August 31, 2003, Cardiome recorded a loss of $4.68 million ($0.15 per common share), compared to a loss of $3.10 million ($0.11 per common share) for the same period in the preceding fiscal year (“fiscal 2002”). On a year-to-date basis, Cardiome recorded a loss of $12.8 million ($0.43 per common share) for the nine months ended August 31, 2003, compared to a loss of $8.92 million ($0.41 per common share) for the same period in fiscal 2002. The results of operations were in line with Cardiome's management’s expectations.

Revenue decreased to $0.34 million and $1.06 million for the three and nine month periods ended August 31, 2003 respectively, compared to $1.31 million and $1.39 million for the same periods in fiscal 2002. Revenue for the three and nine month periods ended August 31, 2003 mainly includes the amortization of deferred revenue related to the initial payment with respect to the development and transfer agreement with UCB Farchim S.A. (“UCB”) and contract research fees for services provided to UCB. The amortization of the remaining deferred revenue related to the upfront payment from Cardiome's license agreement with AstraZeneca A.B., which was terminated in June 2002, was the primary source of research collaborative and licensing revenue for the three and nine month periods ended August 31, 2002. Cardiome expects to continue receiving contract research fees from UCB and will continue to recognize as revenue the amortization of deferred revenue related to the initial payments from the exiting agreement with UCB. Cardiome also expects to recognize as revenue the amortization of deferred revenue related to the initial payment of US$10 million from its collaboration and license agreement with Fujisawa Health Care, Inc. (“Fujisawa”).

Research and development expenditures increased to $3.32 million and $8.86 million for the three and nine month periods ended August 31, 2003 respectively, compared to $2.73 million and $6.36 million for the same periods in fiscal 2002. The increase in research and development expenditure was primarily due to the expanded activities in connection with Cardiome's three late stage clinical development programs focused on atrial arrhythmia, congestive heart failure (“CHF”), and allopurinol intolerant hyperuricemia (gout). Specifically, these increases were associated with the initiation of the first Phase III clinical trial for intravenous application of RSD1235 in August 2003, manufacture of additional RSD1235 drug supplies, ongoing Phase II/III clinical trial and proof-of-concept trials of oxypurinol for the treatment of CHF, as well as the expenses incurred to support the advancement of the gout project into regulatory process. Cardiome expects to incur a higher level of clinical development expenditures for the remainder of fiscal 2003 as its RSD1235 project, CHF project and gout project have advanced into late stage of clinical development. Cardiome also expects to recover 75% of its clinical development expenditures associated with the Phase III clinical trial for the intravenous application of RSD1235 from Fujisawa.

General and administration expenses were $0.92 million and $2.63 million for the three and nine month periods ended August 31, 2003 respectively, compared to $0.94 million and $2.58 million for the same periods in fiscal 2002. The slight increase in general and administration expenses on a year-to-date basis was a result of costs to support the expanded business development activities associated with the licensing of RSD1235. Cardiome expects a moderate increase in general and administration expenses for the remainder of fiscal 2003, as compared to fiscal 2002.

Cardiome's activities during the nine months ended August 31, 2003 were financed mainly by its working capital carried forward from the preceding fiscal year and the net proceeds released in June 2003 in connection with the completion of a private placement of special warrants in April 2003. At August 31, 2003, Cardiome had working capital of $14 million, as compared to $16.88 million at November 30, 2002. At August 31, 2003, Cardiome had available cash reserves, comprised of cash, cash equivalents and short-term investments of $14.87 million, as compared to $19.74 million at November 30, 2002. Subsequent to the quarter ended August 31, 2003, Cardiome completed a public offering on a bought deal basis for total gross proceeds of $23 million, including the proceeds from the exercise of the over-allotment option. Cardiome expects to collect US$10 million from its collaboration and license agreement with Fujisawa in the fourth quarter of fiscal 2003. These additional capital resources have strengthened Cardiome's financial position. Cardiome believes that it has sufficient resources to fund operations into fiscal 2007.

Item 6.	RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Not Applicable.

Item 7.	OMITTED INFORMATION

Not Applicable.

Item 8.	SENIOR OFFICER

	Name:	Christina Yip
	Title:	Vice President, Finance and Administration
	Phone No.:	604-677-6905

Item 9.	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 29th day of October, 2003.

CARDIOME PHARMA CORP.

Per:
"Christina Yip"

Christina Yip,
Vice President, Finance and Administration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.